

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2017

Via E-Mail

Keith Gottfried
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue
Washington, DC 20004

> **Re: Sito Mobile Ltd.**
> **PRER14A filed on April 28, 2017**
> **PREC14A filed on April 19, 2017**
> **File No. 1-37535**

Dear Mr. Gottfried:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comment follows. All defined terms have the same meaning as in the consent revocation statements listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to our comment, we may have additional comments.

PRER14A filed April 28, 2017 – Background of the Company's Interactions with the Baksa Group…, page 3

1. Please update your discussion of the interactions between Evolve and Ms. Singer and Sito to reflect the Schedule 13D/A filed today by TAR Holdings and Ms. Singer. A description of the letter from TAR Holdings to Sito included as an exhibit to the amended Schedule 13D should include the assertions in that letter regarding the lack of any relationship with the Baksa Group. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts

relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions